

Mail Stop 3561

August 11, 2017

Geoff Thompson
Chief Executive Officer
Doyen Elements, Inc.
20511 Abbey Drive
Frankfort, IL 60423

> **Re: Doyen Elements, Inc.**
> **Amendment No. 2 to**
> **Offering Statement on Form 1-A**
> **Filed August 1, 2017**
> **File No. 024-10707**

Dear Mr. Thompson:

   We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 13, 2017 letter.

Part II

General

1. We note your response to our prior comment 6 and reissue in part. Please also provide disclosure as to how your acquisition strategy will not cause you to become an investment company under the Investment Company Act of 1940.

Use of Proceeds, page 15

2. We note your response to our prior comment 11. In regards to your disclosure about the priority of acquisitions assuming less than 50% of the maximum offered is sold, please clarify how you intend to apply the proceeds consistent with this anticipated priority. In this regards, it is unclear whether you intend to acquire the first company at 100% before acquiring the next company on the priority list, or if you intend to acquire multiple or all companies at 51% before seeking to acquire companies higher on the list at 100% or in amounts greater than 51%.

Our Proposed Acquisitions, page 24

3. Consistent with your response to our prior comment 11, please disclose here, or provide a cross-reference to your disclosure on page 15, that you have established an order of priority for the proposed acquisitions. Please also briefly discuss here the possibility that you will acquire less than 16 entities depending on the amount raised from the offering.

Principal Shareholders, page 35

4. We note your response to our prior comment 16 and reissue. While it appears that you have disclosed the address of the individuals identified in the table elsewhere in the offering statement, please either revise the table on page 36 or add a footnote to the table to provide the address of each beneficial owner here. Refer to Item 12(b)(1) of Form 1-A.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or me at 202-551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor
Office of Transportation and Leisure